Form 10-K, Exhibit 13
period 1996-03-31
GLOBAL VILLAGE COMMUNICATION INC
filed 1996-07-01
CIK 875983

                                                                   EXHIBIT 13.0



                                   [GRAPHIC]






                                 COMMUNICATING

                                  SIMPLY IN A

                                 COMPLEX WORLD











                                                                        1996

FINANCIAL HIGHLIGHTS

IN THOUSANDS EXCEPT EARNINGS PER SHARE DATA              1992            1993            1994            1995            1996
- -------------------------------------------             ------          -------         -------         -------         --------
Statements of Operations Data:
  Net revenue                                           $4,208          $23,770         $49,313         $65,724         $144,479
  Income (loss) from operations                         $ (618)         $ 1,779         $ 6,374         $(4,675)        $ 13,019
  Income (loss) before income taxes                     $ (655)         $ 1,786         $ 6,500         $(3,862)        $ 13,996
  Net income (loss)                                     $ (670)         $   979         $ 3,900         $(7,672)        $  6,636
  Net income (loss) per share                           $(0.19)         $  0.08         $  0.30         $ (0.51)        $   0.49
  Shares used in computing
    income (loss) per share                              3,530           12,403          13,127          15,013           17,872

Balance Sheet Data:
  Working capital                                       $  119          $ 5,628         $27,044         $28,086         $ 35,722
  Total assets                                          $2,773          $12,029         $37,430         $55,912         $ 75,677
  Total liabilities                                     $2,347          $ 5,156         $ 8,292         $19,777         $ 27,846
  Stockholder's equity, including
    redeemable stock and warrant                        $  426          $ 6,873         $29,138         $36,135         $ 47,831


The selected financial data has been derived from, and should be read in conjunction with, the related Consolidated Financial Statements.

                           MAKING COMMUNICATIONS EASY


        The term "global village" was coined by Marshall McLuhan, a Canadian scholar of modern mass media who used it to describe a world brought closer together by vast networks of communications systems that would ultimately link everyone. Our company name reflects our desire to help bring the world closer together. We do that by creating elegant products that enable people to communicate more easily, freely, and with greater meaning. Our products encourage the exchange of ideas and knowledge between people, companies and countries. Global Village is a leader in making personal communications easy, helping people achieve personal and professional goals.


[4 graphs from left to right showing net revenue in $ millions, net income
(loss) in $ millions, earnings (loss) per share, and installed base in millions - cumulative]

Excludes $12.8 million nonrecurring charge for in-process research and development related to the SofNet, Inc. acquisition.

Excludes $1.4 million income charge associated with KNX Limited acquisition.

TO OUR SHAREHOLDERS


        Since its founding seven years ago, Global Village Communication(TM) has helped bring order and simplicity to the many ways people communicate worldwide. A range of technologies that did not exist just a few years ago now makes it possible for individuals by the millions to get instant access to information -- and each other -- from any computer, from any location. As the communication market continues to explode with more users coping with increasingly complex technology, we continue to pursue our original vision: to provide solutions that make it easy for ordinary people to connect and communicate with their worldwide community, their "global village." And once again this year, our mission of taming intricate communication technologies with integrated, "one-button-simple" solutions differentiated Global Village in ways that are both compelling to consumers and good for business.

DELIVERING SOLUTIONS AND FINANCIAL PERFORMANCE

        Global Village solutions address the communication needs of customers in the home office, on the road, and in small and medium-sized businesses. Over 7.5 million people use our products, because they want communication to be easy and straightforward, with an intuitive interface and features that enhance productivity. In fiscal 1996, we continued to serve our markets with achievements such as the introduction of a communications software package that offers an unprecedented degree of integration; new solutions for mobile users; an integrated telecommunication server for the network; and a turnkey Internet service.

        In addition, the way we bring solutions to the market benefits our investors with a well-run company that delivers above-average financial performance. We pride ourselves on consistent growth and applying innovative business practices that help us thrive in a rapidly changing industry.


[GRAPHIC CAPTION: Our communication solutions address all PC users in the home office, mobile, and small business segments, no matter what the platform. In fact, of our 7.5 million current customers, 5 million work on Windows' based PCs and 2.5 million use Macintosh(R) computers.]

                                   [GRAPHIC]



                                   THE LAPTOP

                                     CAMPUS

        For instance, with regard to managing our channels of distribution, we make a point of staying in close touch with those who sell our products. Maintaining this contact from the highest levels within our company provides us valuable market insights about customer needs. In cooperation with our channel representatives, we also manage the flow of inventory, which helps us keep quarterly shipments consistently even. As a result of Global Village's closely regulated release of inventory, our receivables average less than 40 days -- which is well below the industry average.

        Moreover, another key aspect of our inventory management is the relationship we pioneered with our manufacturing partners. We have agreements with all our parts suppliers, chip and board vendors, and final manufacturers, so that we move and take possession of products only in direct response to booked orders.

        As a result of these and other asset management practices, accounts receivable and inventory are low for a company our size, and our cash flow is positive. We generated $10 million in cash during the last year while achieving a revenue growth rate of nearly 70 percent. Moreover, at fiscal year-end we completed our twelfth consecutive quarter of year-over-year revenue growth in excess of 50 percent.

THE NUMBERS

        Revenues for the year ended March 31, 1996, increased to $144.5 million, up 69 percent form $85.7 million in fiscal 1995. Net income (before historical restatement attributable to the acquisition of KNX Limited and excluding the effect of a non-recurring charge for both fiscal 1996 and fiscal 1995) was $12.6 million, or 75 cents per share, for fiscal 1996 compared with net


[GRAPHIC CAPTION: Our passion is to simplify communications, combined with successful products and innovative business measures has resulted in an average yearly growth rate of 80 percent since 1992, with continuous profitability every year since we began volume shipments in 1993.]

                                   [GRAPHIC]


                                     AS THE

                                   WORLDWIDE

                                   WEB TURNS
income of $6.6 million, or 43 cents, the year before. Finally, our balance sheet remained strong with $38 million in cash and short-term investments, $36 million in working capital, no long-term debt, and $46 million in stockholders' equity. Of course, our financial performance reflects the strengths of our product offerings, which grew with several important introductions in fiscal 1996.

PRODUCTS FOR THE INDIVIDUAL USER

        Our focus on integrating multiple capabilities into one easy-to-use solution culminated in FocalPoint(TM) software -- the first truly integrated communications package for Windows 3.1 and Windows 95 users. FocalPoint software lets users in home- and small-offices fax, transfer files, exchange e-mail, access the Internet, and manage phone calls from one interface. The software tracks and manages all incoming faxes, voice mail, and e-mail from one convenient "in-box," so any message can be accessed without switching between applications. One address book keeps track of each addressee's preferred way of communicating -- by fax or e-mail -- so users compose just one message and send it to all recipients with one click.

        In fiscal 1996 we also introduced a line of powerful PC cards -- the PowerPort Platinum(TM) Pro, PowerPort(TM) Platinum, and PowerPort Gold(TM) PC cards for the Macintosh PowerBook(R) 5300 and 190 notebook computers. The Platinum and Platinum Pro cards both feature a 28,800-bps fax/modem, and the Platinum Pro offers simultaneous Ethernet networking and modem capabilities for simple connectivity in or out of the office.




[GRAPHIC CAPTION: FocalPoint is the first truly integrated communications software for Windows 3.1 and Windows 95 users. It offers home and small office users multiple capabilities, including fax, e-mail, data communications, voice mail, Internet and paging in one easy to use interface.]

                                   [GRAPHIC]


                                   NETWORKING

                                    THE GIFT

                                    OF LIFE

PRODUCTS FOR NETWORK USERS

        Adding to our lineup of network products, we introduced FaxWorks(TM) Pro LAN for Windows NT, a powerful 32-bit fax server solution for local area networks that enables users within an office environment to fax directly from their networked PCs as easily as they print.

        In addition, our GlobalCenter(TM) Internet service is now available for small offices using Microsoft(R) Mail on a Windows network. GlobalCenter delivers worldwide e-mail and full Internet access in a plug-and-play package
- -- everything from the router hardware and software to the service registration. For QuickMail(TM) users in Macintosh workgroups, we also added Integrated Service Digital Network (ISDN) access, a higher-speed alternative to the 28,800-bps access already available to all GlobalCenter subscribers. Just after the fiscal year-end, we made the Internet Services Division a standalone business called GlobalCenter, Inc. to better focus on the significant opportunities that the Internet represents. At the same time, we announced that UUNET Technologies, Inc., an Internet service provider, is taking a 19.9-percent equity interest in the new business.

LOOKING ABROAD

        Demand for our solutions is growing internationally, which the recent growth in our overseas revenues reflects. International sales rose 131 percent in fiscal 1996 over the previous year, and as foreign telecommunication deregulation and privatization continue, we are investing in the products, marketing, and sales infrastructure to support overseas opportunities. Our acquisition this year of KNX Limited, a leading U.K.-based provider of ISDN remote access products, brings

[GRAPHIC CAPTION: Global Village's acquisition of the U.K. based KNX Ltd. is both an investment in our growing international opportunities, and a step toward incorporating ISDN technology into our future products for higher speed Internet and remote access solutions.]

                                   [GRAPHIC]



                                   BANDWIDTH

                                      FOR

                                     BANDS
advanced ISDN, branch-office routing, and Windows networking technologies to meet the needs of rapidly growing markets worldwide. Our new U.K.-based team provides Global Village with strategic presence and reseller channels to accelerate our access to European markets.

GOING FORWARD

        As communication technology continues to evolve, people in home offices and small businesses will need to keep pace with entirely new communication solutions that help them work more productively and broaden their customer base. We are prepared for that future with an enduring vision, backed by a nimble corporate culture, and a passion for engineering powerful "point-and-click" solutions. Our customers are putting those solutions to work right now, as the accompanying stories illustrate. Our success makes us confident, but never complacent. As we follow our vision, we look forward to reporting our progress in the months ahead.


/s/ NEIL SELVIN                                    /s/ LEN LEHMANN

Neil Selvin                                        Len Lehmann

President and Chief Executive Officer              Chairman of the Board

[PHOTO OF NEIL SELVIN]                             [PHOTO OF LEN LEHMANN]


[GRAPHIC CAPTION: Recent awards went to FaxWorks(TM) Pro (PC World Best Buy Windows Magazine WIN 100. and OS.2 Magazine Editors' Choice); PowerPort(TM) (Macworld World Class and Editors' Choice); GlobalFax(TM) and TelePort(TM)
(Mac Home Journal Readers' Choice); and OneWorld(TM) Fax (Byte Magazine Product Excellence).]

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS


OVERVIEW

The following discussion should be read in conjunction with the attached audited consolidated financial statements and notes thereto for the year ended March 31, 1996. This report contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Actual results could differ materially from those anticipated in forward-looking statements as a result of the risks identified and the other cautionary disclosures set forth below and elsewhere in this report.

        Global Village Communications, Inc. ("Global Village" or "the Company"), is a leader in the design, development, and marketing of easy-to-use integrated communications products and services for users of personal computers with Windows, Macintosh, OS/2, or DOS operating systems. The Company's products enable mobile, home office, and networked computer users in small and medium-sized organizations to communicate efficiently with colleagues, customers, and suppliers.

        The Company was founded in 1989 and, accordingly, has a limited operating history. Although the Company has experienced revenue growth in recent periods, the Company's growth rate may not be sustainable and is not indicative of future operating results. The Company in the past has experienced and in the future may experience significant fluctuations in annual and quarterly operating results that may be caused by many factors including, among others, the introduction or enhancement of products by Apple Computer, Inc. (Apple), IBM-compatible personal computer manufacturers, the Company or its competitors; the sales rates of Apple Macintosh personal computers and PCs; difficulties and delays in connection with the integration of the operations of KNX Limited (Global Village Communications (U.K.), Ltd., or Global Village U.K.); the size and timing of individual orders; market price reductions; market acceptance of new products and technology; seasonality of revenues; customer order deferrals and accelerations in anticipation of new products; changes in the Company's operating expenses; performance of the Company's distributors and suppliers; mix of products sold; quality control of the Company's products; and general economic conditions. As a result, the Company believes that period-to-period comparisons of its results of operations are not necessarily meaningful and should not be relied upon as indications of future performance.

        The industry in which the Company competes is generally subject to short product life cycles. In this regard, the Company traditionally has experienced a significant reduction in the average selling prices of its products as the time from product introduction elapses. In fiscal year 1996, the Company instituted significant price reductions with respect to substantially all of its products and expects that competitive pressures will continue to necessitate price reductions. In particular, the Company expects increased competition for its products for the Apple Macintosh platform family of personal computers to continue as a number of companies continue to introduce modems for the Apple platform. There can be no assurance that the trend of reduced average selling prices will not accelerate during fiscal 1997.

        The Company therefore expects that revenues and/or gross margins from its products for the Apple Macintosh family could remain flat or decrease in future periods, which would have a material adverse effect on the Company's business and results of operations unless the Company can generate sufficient revenues and/or gross margins from its Communications Software Division products and other products in compensate for any shortfall in revenues from its Apple platform products. However, there can be no assurance that revenues for the Apple Macintosh platform family will not decline in future periods. Any price reduction or decrease in sales volume could have a material adverse effect on the Company's results of operations.

        In May 1996, the Company announced that its current quarter is being adversely impacted by Apple Computer's recently-announced repair program for Macintosh PowerBook 5300 and 190 models. The Company expects that Apple's actions will result in a significant decline from the prior quarter and



11      Global Village Communication, Inc.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS


in a loss for the current quarter ending June 30, 1996. The Company's products being primarily impacted by Apple's repair program are the PowerPort PC cards which produced $16 million revenue in the last quarter ended March 31, 1996, and are expected to produce minimal revenue in the current quarter.

        Because the Company generally ships products within a short period after receipt of an order, the Company typically does not have a material backlog of unfilled orders, and revenues in any quarter are substantially dependent on orders booked in that quarter. The Company's expense levels are based in part on its expectations as to future revenues. Therefore, the Company may be unable to adjust spending in a timely manner to compensate for any unexpected revenue shortfall. Accordingly, any significant shortfall of demand in relation to the Company's expectations or any material delay of customer orders would have an almost immediate adverse impact on the Company's results of operations and liquidity. Fluctuations in operating results may also result in volatility in the price of the Company's Common Stock.

        In fiscal 1996, the Company operated four major divisions: the Communications Systems Division, the Communications Software Division, the ISDN Division, and the GlobalCenter Internet Services Division. For the Apple Macintosh, the Company's products are characterized by a highly integrated, proprietary software and hardware design which makes computer communication easy for the average user. For Windows, OS/2, and DOS operating systems, the Company provides integrated communications software to original equipment manufacturers (OEMs) such as IBM and Packard Bell, and through other distribution channels to end users. For high-performance PC and LAN systems in small offices or branch offices of larger organizations, the Company provides ISDN cards supporting PPP and Multi-link PPP and integration of ISDN/analog telephone systems. The Company also provides small and medium-sized businesses with a plug-and-play Internet solution.

        To date, a substantial majority of the Company's revenue has been attributable to sales of its TelePort, PowerPort, and OneWorld(TM) product lines (all of which are designed around the Apple Macintosh family of computers), and the Company expects that sales of these products will account for a majority of its revenue for the foreseeable future. The Company's future financial performance will depend in part on the successful development, introduction, and customer acceptance of new and enhanced versions of its TelePort, PowerPort and OneWorld products as well as the Company's ability to generate increased sales of PC, ISDN, or other products. Though the Company continually seeks to further enhance its product offerings and to develop new products, there can be no assurance that these development efforts will result in enhanced or new products being introduced on a timely basis, or that any such product enhancements or new products will achieve market acceptance. In addition, the announcement by the Company of new products with the potential to replace current products may cause customers to defer purchasing the Company's current products, which could have a material adverse effect on the Company's results of operations. As a result of changing technology and market factors, the Company is subject to the risk that its inventories may rapidly become obsolete or that the Company may carry quantities of certain products that exceed current or projected demand. While the Company writes off inventory that it considers to be excessive or obsolete, there can be no assurance that the Company's recorded allowances for such write-offs and returns will be adequate, and a material increase in such write-offs and returns over historical rates would have a material adverse effect on the Company's results of operations. There can be no assurance that the Company will be successful in developing new products or enhancing its current products on a timely basis, or that such new products or product enhancements will achieve market acceptance.

        The Company derives a portion of its revenue from royalties associated with the bundling of the Company's product with the Apple Macintosh Performa family of products. Reductions of royalty revenues from the Apple


12     Global Village Communication, Inc.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

                        Macintosh Performa products can have an adverse effect on the overall gross margin for a given period. Given the uncertainty surrounding the sale of Macintosh computer products, there can be no assurance that revenues and gross margins will not decrease in future periods if the Company is unable to offset reductions of Apple Macintosh-related revenues with increased sales of its PC products and ISDN products.

                                The Company is dependent on sole or limited
                        source supplies for certain key components used in its products, particularly the modem chip sets designed and manufactured by AT&T and Rockwell International. The Company has no guaranteed supply arrangements with its sole or limited source suppliers. The Company at times in the past has experienced delays in its ability to manufacture sufficient product to meet demand due to the inability of certain suppliers to meet the Company's volume and schedule requirements. There can be no assurance that any sole or limited source supplier will meet the Company's volume and scheduling requirements in the future. Any failure of such a supplier to meet such requirements could have a material adverse effect on the Company's business and results of operations.

                                The Company continually evaluates potential
                        candidates for acquisitions. Such candidates are selected based on products or markets which are complementary to those of the Company. The Company's operations and financial results could be significantly affected by such an acquisition. There can be no assurance that any such contemplated acquisition will be consummated.

                                In January 1996, the Company acquired KNX
                        Limited, a provider of ISDN remote access products, located in Skipton, North Yorkshire, England. The transaction was effected through the exchange of shares of Common Stock of the Company for all outstanding shares of KNX Limited and the assumption of all outstanding options for KNX Limited Common Stock. The acquisition was accounted for as a pooling of interests. The Company's historical results have been restated to include the results of KNX Limited. In total, the Company issued 1,365,951 shares of the Company's Common Stock.

RESULTS OF OPERATIONS   The following table sets forth, for the years indicated,
                        the percentage relationship to net revenue of certain items in the Company's Consolidated Statements of Operations.


YEAR ENDED MARCH 31                                                     1996            1995            1994
- ------------------------------------------------------------------------------------------------------------
Net revenue                                                             100%            100%            100%
Cost of revenue                                                          57              54              54
                                                                        ------------------------------------
    Gross profit                                                         43              46              46
Operating expense
    Research and development                                             11              12              11
    Marketing and sales                                                  17              18              17
    General and administrative                                            5               7               5
    KNX Limited acquisiton costs                                          1              --              --
    In-process research and development                                  --              15              --
                                                                        ------------------------------------
        Total operating expenses                                         34              52              33
        Income (loss) from operations                                     9              (6)             13
Other income,  net                                                        1               1              --
                                                                        ------------------------------------
        Income (loss) before income taxes                                10              (5)             13
Provision for income taxes                                                4               4               5
                                                                        ------------------------------------
        Net income (loss)                                                 6%             (9)%             8%
============================================================================================================

13      Global Village Communication, Inc.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS


NET REVENUE       Net revenue includes revenue from gross shipments and
                  licenses, less reserves for returns and allowances. Net revenue increased to $144.5 million in fiscal 1996 from $85.7 million in fiscal 1995 and from $49.3 million in fiscal 1994.
                  The fiscal 1996 increase in net revenue is primarily attributable to the introduction of PCMCIA modems in the second half of fiscal 1996, an increase in international sales, and a general increase in the volume of shipments of the Company's products through distribution channels. The increase in fiscal 1995 was primarily due to the Company's introduction of new products, including Teleport Gold II(TM), PowerPort Mercury(TM) for the PowerBook 500 and the PowerBook
                  Duo, and OneWorld servers, as well as from FaxWorks software sales from the Company's Communications Software Division.

                      The Company experienced a significant increase in
                  international revenue in fiscal 1996. International net revenue increased to $33.9 million or 23% of net revenue in fiscal 1996 from $14.7 million or 17% of net revenue in fiscal 1995 and $7.4 million or 15% of net revenue in fiscal 1994. A substantial majority of the international revenue is denominated in U.S. dollars. Revenue reserves and allowances are established for estimated future returns due to stock balancing and discontinued and nonsalable products. Aggregate returns and allowances have approximated 6%, 5%, and 3% of gross revenue for fiscal 1996, 1995, and 1994, respectively. There can be no assurance that the Company's historical experience regarding returns and allowances will continue.

GROSS PROFIT      Cost of revenue primarily consists of cost of materials,
                  contract manufacturing costs, manufacturing overhead expenses, royalty payments, and warranty expenses. The
                  Company's gross profit as a percentage of net revenue decreased to 43% in fiscal 1996 from 46% in both fiscal 1995 and 1994. The gross profit decrease in fiscal 1996 was primarily attributable to price reductions the Company instituted with respect to substantially all of its products and expects that competitive pressures will continue to necessitate price reductions. In particular, the Company expects increased competition for its products for the Apple
                  Mcintosh family of personal computers to continue as a number of companies continue to introduce modems for the Apple platform. Gross profit margins are likely to fluctuate as a result of the sales mix between lower- and higher-margin products and changes in distribution channels as well as changes in component and production costs and price reductions. In particular, the Company expects that over the next several quarters pricing pressures will continue and new products will be introduced by the Company's competitors, both of which may have an adverse effect on the gross margins of the Company's products for the Apple platform. In order to maintain margins, the Company will be required to increase sales of its PC and ISDN products and to continue to introduce new price-competitive products for the Apple platform, and there can be no assurance that the Company will be able to do so.

RESEARCH AND      The Company's research and development expenses
DEVELOPMENT       increased to $16.3 million in fiscal 1996 from $10.1 million in fiscal 1995 and from $5.6 million in fiscal 1994. These increases reflect significant increases in personnel and related costs incurred in the development of new products and the enhancement of existing products. Research and development expenses as a percentage of net revenue were 11%, 12%, and 11% in fiscal 1996, 1995, and 1994, respectively.
                  Customer-sponsored research and development was immaterial during these periods. Development costs incurred in the research and development of new software products and enhancements to existing software products are expensed as incurred until technological feasibility has been established in compliance with Statement of Financial Accounting Standards
                  No. 86, "Accounting for the


14  Global Village Communication, Inc.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

                        Costs of Software to be Sold, Leased, or Otherwise Marketed." Historically, software development has been substantially completed concurrently with the establishment of technological feasibility, and, accordingly, no costs have been capitalized to date. The Company believes that its future success will depend, in large part, on its ability to enhance to existing product lines and to continue to develop, introduce, and deliver new products in a timely fashion. Accordingly, the Company expects that research and development expenses will increase in absolute terms and could increase as a percentage of total net revenues.

MARKETING AND SALES     The Company's marketing and sales expenses increased to
                        $24.6 million in fiscal 1996 from $15.5 million in fiscal 1995 and from $8.2 million in fiscal 1994.
                        Marketing and sales expenses were 17%, 18%, and 17% of net revenue in fiscal 1996, 1995, and 1994, respectively.

                                These increase in marketing and sales expenses
                        resulted from the inclusion, beginning in August 1994, of marketing and sales expenses from the Company's Communications Software Division, the introduction of new and enhanced products, the expansion of distribution and dealer channels, increased product advertising, the expansion of the Company's customer support organization, and the addition of marketing and sales personnel. The Company intends to continue to expand its marketing and sales organizations to promote and support further market acceptance of its Windows, OS/2, and DOS communications software, and to promote and support its ISDN product lines as well as to continue its marketing and sales expenditures for the Apple platform product lines. Accordingly, marketing and sales expenses are expected to increase in absolute terms and could increase as a percentage of total net revenue.

GENERAL AND             General and administrative expenses increased to $7.3
 ADMINISTRATIVE         million in fiscal 1996 from $5.8 million in fiscal 1995
                        and from $2.4 million in fiscal 1994. These increases were primarily due to the addition of administrative personnel and other employee-related costs required to support the Company's growth. General and administrative expenses as a percentage of net revenue were 5%, 7%, and 5% in fiscal 1996, 1995, and 1994, respectively.

KNX LIMITED             In January 1996, the Company acquired KNX Limited. In
  ACQUISITION COSTS     the process of acquiring KNX Limited, the Company
                        incurred a onetime charge of $1.3 million relating primarily to the transaction, legal and accounting costs associated with the acquisition.

IN-PROCESS RESEARCH     In connection with the Company's acquisition of SofNet,
 AND DEVELOPMENT        Inc., in August 1994, approximately $12.8 million of the
                        purchase price was allocated to in-process research and development. This in-process research and development had not achieved technological feasibility at the time of the acquisition and, therefore, did not qualify for capitalization under generally accepted accounting principles for software capitalization, and thus was charged to operations in the second quarter of fiscal
                        1995.

OTHER INCOME            The Company's net other income increased to $1.0 million
                        in fiscal 1996 from $0.8 million in fiscal 1995 and from $0.1 million in fiscal 1994. Other income was 1%, 1% and 0% of net revenue in fiscal 1996, 1995, and 1994, respectively. The increase in other income during the aforementioned periods is primarily attributable to both an increase in interest income and a decrease in interest expense.


15 Global Village Communication, Inc.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS


PROVISION FOR INCOME TAXES        Combined federal, state, and foreign effective
                                  income tax rates were 37% in fiscal 1996, 99%
                                  in fiscal 1995, and 40% in fiscal 1994.

                                      The fiscal 1996 rate differs from the
                                  combined statutory rates primarily due to the Company's increased foreign activities, thus giving rise to multiple taxing jurisdictions and tax rates. The rates also differ from the combined statutory rates in effect during these periods as a result of tax-exempt interest, current foreign losses carried forward for benefit in future periods, available research credits, and foreign sales corporation tax benefits. The 1995 in-process research and development charge, which was not deductible for tax purposes, was the primary reason for the difference between the combined statutory rates and the effective tax rate for 1995.

LIQUIDITY AND CAPITAL RESOURCES   Working capital increased to $35.7 million
                                  as of March 31, 1996, from $28.1 million as of
                                  March 31, 1995, and from $27.0 million as of
                                  March 31, 1994. The increase in fiscal 1996
                                  and 1995 was primarily the result of cash
                                  generated from operations, partially offset by
                                  purchases of property and equipment. The
                                  Company spent $2.3 million for the purchase
                                  and implementation of a new computer system in
                                  fiscal 1996. The Company has capitalized and
                                  is depreciating, over the system's estimated
                                  useful life, all costs associated with the
                                  purchase and implementation of the system. The
                                  increase in fiscal 1994 reflected net proceeds
                                  of $18.2 million from the Company's initial
                                  public offering of Common Stock in February
                                  1994, cash flow from operations of $4.9
                                  million, offset by cash used for purchases of
                                  property and equipment, and the repayment of
                                  debt.


                                      As of March 31, 1996, the Company had
                                  $37.7 million in cash and short-term
                                  investments and had an $8.0 million credit facility with a bank, which includes $5.0 million available under a revolving line of credit based on percentages of eligible accounts receivable and $3.0 million available as term loans for purchases of property and equipment. The credit facility is secured by all assets of the Company and bears interest at prime for the line of credit and the bank's treasury rate plus 2.0% for the term loans.
                                  The facility contains various financial
                                  covenants and restrictions (see Note 3 of Notes to Consolidated Financial Statements).
                                  The facility is scheduled to expire in July
                                  1996. The Company expects to renew its line of credit on substantially similar terms as the current agreement. However, there can be no assurances that the Company will be able to do so. As of March 31, 1996, there was no indebtedness outstanding under this facility.

                                      The Company does not expect fiscal 1997
                                  capital expenditures to significantly exceed historical levels.

                                      Because the Company generally ships
                                  products within a short period after receipt of an order, the Company typically does not have a material backlog of unfilled orders, and revenues in any quarter are substantially dependent on orders booked in that quarter.
                                  The Company's expense levels are based in part on its expectations as to future revenues.
                                  Therefore, the Company may be unable to adjust spending in a timely manner to compensate for any unexpected revenue shortfall. Accordingly, any significant shortfall of demand in relation to the Company's expectations or any material delay of customer orders would have an almost immediate adverse impact on the Company's results of operations and liquidity.

                                      The Company believes that its existing
                                  cash and short-term investments, together with cash generated from operations, if any, will be sufficient to meet the Company's operating requirements through at least fiscal 1997.




16  Global Village Communication, Inc.

CONSOLIDATED BALANCE SHEETS



YEAR ENDED MARCH 31                                     1996            1995
- ------------------------------------------------------------------------------
IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA

ASSETS
Current assets:
        Cash and cash equivalents                       $15,900        $ 5,789
        Short-term investments                           21,819         20,969
        Accounts receivable, net                         15,310         12,946
        Inventories                                       6,033          4,113
        Deferred income taxes                             2,384          2,486
        Other current assets                              2,064          1,490
                                                        ----------------------
                Total current assets                     63,510         47,793
                                                        ----------------------
Property and equipment, net                              10,793          6,783
Other assets                                              1,374          1,336
                                                        ----------------------
        Total assets                                    $75,677        $55,912
==============================================================================

LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
        Accounts payable                                $20,627        $13,677
        Accrued and other liabilities                     6,754          5,092
        Income taxes payable                                335            208
        Capital lease obligations, current portion           72            730
                                                        ----------------------
                Total current liabilities                27,788         19,707
                                                        ----------------------
Other long-term liabilities                                  58             70
Commitments and contingencies                                --             --
Stockholders' equity:
        Preferred Stock, $0.001 par value;
          5,000,000 shares authorized; none
          issued and outstanding                             --             --
        Common Stock, $0.001 par value;
          30,000,000 shares authorized;
          16,744,837 and 16,167,429 shares
          issued and outstanding                             17             16
        Additional paid-in capital                       43,226         40,492
        Cumulative translation adjustment                   247            123
        Retained earnings (Accumulated deficit)           4,341         (4,495)
                                                        ----------------------
                Total stockholders' equity               47,831         36,135
                                                        ----------------------
                     Total liabilities and
                       stockholders' equity             $75,677        $55,912
==============================================================================
See accompanying Notes to Consolidated Financial Statements


17      Global Village Communication, Inc.

CONSOLIDATED STATEMENTS OF OPERATIONS




YEAR ENDED MARCH 31                                       1996           1995            1994
- ------------------------------------------------------------------------------------------------
IN THOUSANDS, EXCEPT PER SHARE DATA

Net revenue                                            $144,479         $ 85,724        $ 49,313
Cost of revenue                                          81,907           46,293          26,759
                                                        ----------------------------------------
        Gross profit                                     62,572           39,431          22,554
                                                        ----------------------------------------
Operating expenses:
        Research and development                         16,307           10,053           5,602
        Marketing and sales                              24,622           15,459           8,204
        General and administrative                        7,282            5,785           2,374
        KNX Limited acquisition costs                     1,342               --              --
        In-process research and development                  --           12,809              --
                                                        ----------------------------------------
                Total operating expenses                 49,553           44,106          16,180
                                                        ----------------------------------------
                Income (loss) from operations            13,019           (4,675)          6,374

Other income, net:
        Interest income                                   1,000              832             179
        Interest expense                                    (24)             (32)            (55)
        Other income                                          1               13               2
                                                         ---------------------------------------
                Total other income, net                     977              813             126
                Income (loss) before income taxes        13,996           (3,862)          6,500

Provision for income taxes                                5,160            3,810           2,600
                                                         ---------------------------------------
                Net income (loss)                        $8,836          $(7,672)        $ 3,900
                                                         =======================================
Net income (loss) per share                              $ 0.49          $ (0.51)        $  0.30
                                                         =======================================
Shares used in computing income (loss)
   per share (Note 1)                                    17,872           15,013          13,127
================================================================================================


See accompanying Notes to Consolidated Financial Statements


18      Global Village Communication, Inc.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY



                                                                                                    RESTRICTED
                                                                                      CUMULATIVE      EARNINGS        TOTAL
                                                                       ADDITIONAL     TRANSLATION   (ACCUMULATED   STOCKHOLDERS'
                                                  COMMON STOCK       PAID-IN CAPITAL   ADJUSTMENT     DEFICIT)         EQUITY
- ---------------------------------------------------------------------------------------------------------------------------------
IN THOUSANDS, EXCEPT SHARE DATA                SHARES       AMOUNT

Balances as of March 31, 1993:                3,570,357       $ 3        $ 1,000        $ --         $  (382)       $   621
  Exercise of stock options                     765,787         1             51          --              --             52
  Accretion of warrant redemption value              --        --             --          --            (341)          (341)
  Termination of warrant cash
     redemption feature                              --        --            486          --              --            486
  Exercise of redeemable warrant                  87,210       --             37          --              --             37
  Conversion of redeemable convertible
     Preferred Stock to Common Stock           6,687,646        7          6,012          --              --          6,019
  Initial public offering of
     Common Stock                              2,560,000        2         18,219          --              --         18,221
  Foreign currency translation adjustment             --       --             --         109              --            109
  Net income                                          --       --             --          --           3,900          3,900
                                              -----------------------------------------------------------------------------
Balances as of March 31, 1994:                13,671,000       13         25,805         109           3,177         29,104
  Exercise of stock options                      638,481        1            361          --              --            362
  SofNet, Inc. acquisition                     1,772,369        2         13,078          --              --         13,080
  Shares issued under ESPP                        55,848       --            382          --              --            382
  Cashless exercise of redeemable warrant         29,731       --             --          --              --             --
  Tax benefits related to stock plans                 --       --            866          --              --            866
  Foreign currency translation adjustment             --       --             --          13              --             13
  Net loss                                            --       --             --          --          (7,672)        (7,672)
                                              -----------------------------------------------------------------------------
Balances as of March 31, 1995:                16,167,429       16         40,492         122          (4,495)        36,135
  Exercise of stock options                      583,711        1          1,547          --              --          1,548
  Shares issued under ESPP                        63,229       --            539          --              --            539
  Treasury shares acquired                       (69,532)      --           (984)         --              --           (984)
  Tax benefits related to stock plans                 --       --          1,632          --              --          1,632
  Foreign currency translation adjustment             --       --             --         125              --            125
  Net income                                          --       --             --          --           8,836          8,836
                                              -----------------------------------------------------------------------------
Balances as of March 31, 1996:                16,744,837      $17        $43,226        $247          $4,341        $47,831
===========================================================================================================================

See accompanying Notes to Consolidated Financial Statements

19 Global Village Communication, Inc.

CONSOLIDATED STATEMENTS OF CASH FLOWS


YEAR ENDED MARCH 31                                                      1996             1995            1994
- ----------------------------------------------------------------------------------------------------------------
IN THOUSANDS
Cash flows from operating activities:
  Net income (loss)                                                     $ 8,836         $ (7,672)       $  3,900
  Adjustments to reconcile net income (loss) to net cash provided by operating activities:
      Depreciation and amortization                                       3,147            1,373             756
      Deferred income taxes                                                 102           (1,150)           (358)
      Acquired in-process research and development                           --           12,809              --
      Changes in operating assets and liabilities:
        Accounts receivable, net                                         (2,364)          (7,385)           (999)
        Inventories                                                      (1,920)            (462)         (2,166)
        Other current assets                                               (574)          (1,165)            288
        Accounts payable                                                  6,950            8,370           2,261
        Accrued and other  liabilities                                    1,662              961           1,703
        Income taxes payable                                              1,760              940            (430)
                                                                        ----------------------------------------
          Net cash provided by operating activities                      17,599            6,619           4,955
                                                                        ----------------------------------------
Cash flows from investing activities:
  Purchases of property and equipment                                    (7,157)          (6,035)         (1,142)
  Cash used in acquisition of SofNet, Inc.,
    net of cash acquired                                                     --             (583)             --
Other assets                                                                (38)             471            (236)
  Purchases of short-term investments                                   (78,747)         (55,253)        (21,563)
  Proceeds from sales and maturities of short-term
    investments                                                          77,897           55,513             761
                                                                        ----------------------------------------
          Net cash (used for) investing activities                       (8,045)          (5,887)        (22,180)
                                                                        ----------------------------------------
Cash flows from financing activities:
  Repayments of note payable and line of credit                            (745)              --            (550)
  Borrowings under note payable and line of credit                           --              553             148
  Payments on capital lease obligations, net                                 75               (5)            (49)
  Proceeds from issuance of Common Stock, net                             2,086              744              52
  Proceeds from initial public offering of Common Stock, net                 --               --          18,221
  Payments on repurchases of Common Stock                                  (984)              --              --
  Proceeds from exercise of redeemable warrant                               --               --              37
                                                                        ----------------------------------------
          Net cash provided by financing activities                          432            1,272          17,859
                                                                        ----------------------------------------
Effect of foreign currency exchange rate changes on
  cash and cash equivalents                                                 125               13             109
Net increase in cash and cash equivalents                                 9,986            2,004             634
Cash and cash equivalents at beginning of year                            5,789            3,772           3,029
                                                                        ----------------------------------------
          Cash and cash equivalents at end of year                      $15,900         $  5,789        $  3,772
================================================================================================================

Supplemental disclosures:
  Cash paid during the year for:
    Interest                                                            $   100         $     13        $     39
    Income taxes                                                        $ 5,033         $  4,074        $  3,388
  Non-cash investing and financing activities:
    Conversion of redeemable convertible Preferred Stock into
      Common Stock                                                      $    --         $     --        $  6,019
    Value of Common Stock issued for purchase of SofNet, Inc.           $    --         $ 13,080        $     --
    Tax benefits related to stock plans                                 $ 1,632         $    866        $     --


See accompanying Notes to Consolidated Financial Statements

20      Global Village Communication, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


NOTE 1                          Description of Business

DESCRIPTION OF BUSINESS         Global Village Communication, Inc. ("the
AND SUMMARY OF SIGNIFICANT      Company"), a Delaware corporation, was
ACCOUNTING POLICIES             founded in June 1989 and is a leader in the
                                design, development and marketing of easy-to-use integrated communications products and services for users of personal computers with Windows, Macintosh, OS/2 or DOS operating systems. The
                                Company's products enable mobile, home office, and networked computer users in small and medium-sized organizations to communicate efficiently with colleagues, customers, and suppliers. The Company currently has four divisions: the Communications Systems Division, the Communications Software Division, the ISDN
                                Division, and the GlobalCenter Internet Services
                                Division.

                                Summary of Significant Accounting Policies

                                Principles of Consolidation. The accompanying Consolidated Financial Statements include the accounts of the Company and its wholly owned subsidiaries. All intercompany accounts and transactions have been eliminated.

                                Cash and Cash Equivalents and Short-Term
                                Investments. Cash and cash equivalents consist of cash and highly liquid investments such as money market funds, commercial paper, and U.S. Treasury Bills with original maturities of less than 90 days.

                                        Short-term investments generally
                                consist of U.S. Treasury Bills, commercial paper, and municipal bonds with original maturities in excess of 90 days. At March 31, 1996, all such investments had maturities or fixed put features of less than one year.

                                        Under the provisions of Statement of
                                Financial Acounting Standards No. 115,
                                "Accounting for Certain Investments in Debt and Equity Securities," the Company has classified its investments in certain debt and equity securities as available-for-sale. Such investments are recorded at fair value, with unrealized gains and losses reported as a separate component of stockholders' equity. As of March 31, 1996, unrealized gains and losses were not significant.

                                        The Company is exposed to credit risk in
                                the event of default by the financial
                                institutions or the issuers of these investments to the extent of the amounts recorded on the balance sheet.

                                Inventories. Inventories are stated at
                                standard cost, which approximates the lower of actual cost (first-in, first-out method) or market.

                                Property and Equipment. Property and
                                equipment are recorded at cost less accumulated depreciation and amortization. Depreciation is calculated using the straight-line method over the estimated useful lives of the respective assets, generally three to five years. Leasehold improvements are amortized over the lesser of the estimated useful lives of the improvements or the lease term, generally five years.

                                Purchased Software Technology. The value of the Company's rights and interests in certain software technologies are included in other assets in the accompanying consolidated balance sheets. Such rights and interests are stated at cost and are amortized over the useful lives of such technologies, estimated at four years.

                                Product Warranty. The Company warrants its products for up to five years from date of shipment. A provision for the estimated future costs of warranty repair or replacement is provided at the time of sale.


21      Global Village Communication, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Revenue Recognition. Revenue is generally recognized at the time of shipment. Revenue from sales to distributors and dealers is subject to agreements allowing limited rights of return and exchange, and price protection. Accordingly, the Company provides reserves for estimated future returns, exchanges, and price protection credits in the same period as related revenue. Revenue from products licensed to original equipment manufacturers (OEMs) is recognized when sales to end users are reported to the Company.

        The Company's revenue recognition policies comply with the provisions of the American Institute of Certified Public Accountants' Statement of Position ("SOP") 91-1, "Software Revenue Recognition."

Recent Accounting Pronouncements. In October 1995, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards (SFAS)
No. 123, "Accounting for Stock-Based Compensation," SFAS No. 123 is effective for fiscal years beginning after December 31, 1995, and will require that the Company either recognize in its financial statements costs related to its employee stock-based compensation plan, such as stock option and stock purchase plans, or make pro forma disclosures of such costs in a footnote to the financial statements.

        The Company expects to continue to use the intrinsic-value-based method of Accounting Principles Board Opinion No. 25, as allowed under SFAS No. 123, to account for all of its employee stock-based compensation plans. Therefore, in its financial statements for fiscal 1997, the Company will make the required pro forma disclosures in a footnote to the financial statements. SFAS No. 123 is not expected to have a material effect on the Company's results of operations or financial position.

Use of Estimates. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Software Development Costs. Development costs incurred in the research and development of new software products and enhancements to existing software products are expensed as incurred until technological feasibility has been established. Through March 31, 1996, software development has been substantially completed concurrently with the establishment of technological feasibility, and, accordingly, no costs have been capitalized to date.

Income Taxes. The Company accounts for income taxes under the asset and liability method of accounting. Under the asset and liability method, deferred tax assets and liabilities are recognized based on the expected future tax consequences of events that have been recognized in the Company's consolidated financial statements or tax returns.

Net Income (Loss) Per Share. Net income (loss) per share data has been computed using net income, less warrant value accretion, when applicable, and the weighted average number of shares of Common Stock, common equivalent shares from the redeemable convertible Preferred Stock (when dilutive using the if-converted method at date of issuance), and common equivalent shares from stock options and warrants outstanding (when dilutive using the treasury stock method). Pursuant to the Securities and Exchange Commission Staff Accounting Bulletins, common equivalent shares issued during the twelve-month period prior to the Company's initial public offering in February 1994 have been included in the calculation as if they were outstanding for all periods prior to the offering (even if antidilutive using the treasury stock method).


22      Global Village Communication, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Foreign Currency Translation. All assets and liabilities denominated in foreign currencies are translated at the exchange rate on the balance sheet date. Revenues, costs, and expenses are translated at average rates of exchange prevailing during the period. Translation adjustments are accumulated as a separate component of stockholders' equity. Gains and losses resulting from foreign currency transactions are included in the consolidated statements of operations.

Reclassifications. Certain amounts in prior years' financial statements have been reclassified to conform with the fiscal 1996 financial statement presentation.

NOTE 7

BALANCE SHEET COMPONENTS

MARCH 31                                               1996          1995
- -------------------------------------------------------------------------
IN THOUSANDS
Short-term investments:
  U.S. government securities                        $ 1,647       $ 1,479
  Municipal securities                               20,172        19,490

    Total short-term investments                    $21,819       $20,969
=========================================================================
Accounts receivable:
  Trade accounts receivable                         $17,188       $15,090
  Less allowance for returns and
   doubtful accounts                                  1,878         2,144
                                                    ---------------------
    Net accounts receivable                         $15,310       $12,946
=========================================================================
Inventories:
  Purchased parts                                   $   131       $   340
  Work in process                                       217            --
  Finished goods                                      5,685         3,773
                                                    ---------------------
    Total inventories                               $ 6,033       $ 4,113
=========================================================================
Property and equipment:
  Computer, test, and production equipment          $11,320       $ 5,452
  Furniture and fixtures                              3,172         2,163
  Leasehold improvements                              2,205         1,927
                                                    ---------------------
    Total property and equipment, gross              16,697         9,542
  Less accumulated depreciation and
   amortization                                       5,904         2,759
                                                    ---------------------

    Total property and equipment, net               $10,793       $ 6,783
=========================================================================
Accrued and other liabilities:
  Warranty and other product-related
   obligations                                      $ 1,517       $ 1,559
  Accrued compensation and benefits                   3,224         1,543
  Other                                               2,013         1,990
                                                    ---------------------
    Total accrued and other liabilities             $ 6,754       $ 5,092
=========================================================================


23      Global Village Communication, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


NOTE 3                  The Company has an $8.0 million credit facility with a
LINE OF CREDIT          bank which includes $5.0 million available under a
                        revolving line of credit based on percentages of eligible accounts receivable and $3.0 million available as term loans for purchases of property and equipment.
                        The credit facility is secured by all assets of the Company and bears interest at prime for the line of credit and the bank's treasury rate plus 2.0% for the term loans. As of March 31, 1996, there was no indebtedness outstanding under this facility. The facility, which is scheduled to expire in July 1996, contains various financial covenants and restrictions, including restrictions on the Company's ability to pay dividends or to effect mergers or acquisitions. The
                        Company is subject to compensating balance arrangements in connection with this credit facility that require that an average balance of $250,000 be deposited with the bank.

NOTE 4                  Lease Commitments. The Company leases facilities under
COMMITMENTS AND         noncancelable operating leases expiring in December 1999
CONTINGENCIES           April 2000. The lease expiring in April 2000 has a
                        renewal option of an additional five-year term. Future minimum lease payments as of March 31, 1996, are:

                        FISCAL YEAR                             LEASE PAYMENTS
                        -----------------------------------------------------
                        IN THOUSANDS
                        1997                                        $1,664
                        1998                                         1,710
                        1999                                         1,762
                        2000                                         1,757
                        2001                                           146
                        Thereafter                                      56
                                                                -------------
                            Total future minimum lease payments     $7,095
                        =====================================================

                        Rent expense was approximately $1,443,000, $853,000, and $424,000 for the fiscal years ended March 31, 1996, 1995, and 1994, respectively.

                        License Agreement. The Company licenses software technology from third parties for inclusion in certain Communications Software Division products. The Company generally pays a royalty under these agreements based on a per unit rate or a percentage of net revenues for products sold which contain such licensed technology. Under the most significant of these license agreements, the Company is required to meet certain minimum royalty payments per year. Failure to meet these minimum payments could result in cancellation of the agreement or a rescission of the Company's exclusivity rights. Minimum royalties due under this agreement in the year ending March 31, 1997, are $416,000. The minimum royalties increase by 10% annually over the remaining term of this agreement. The Company anticipates meeting the aforementioned minimum royalty payments, in accordance with the agreement.

                        Legal Matters. The Company is a party to certain lawsuits and claims arising out of the conduct of its business. These claims generally relate to commercial transactions, patent infringements, and employment matters. While the ultimate resolution of such suits or other proceedings against the Company cannot be predicted with certainty, management expects that these matters will not have a material adverse effect on the financial position or results of operations of the Company.

24 Global Village Communication, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


NOTE 5                  Common and Preferred Stock. As of March 31, 1996, the
STOCKHOLDERS' EQUITY    number of Common Stock and Preferred Stock shares
                        authorized was 30,000,000 and 5,000,000 respectively.
                        The classes, series, rights and preferences of the Preferred Stock may be established by the Company's
                        Board of Directors. As of March 31, 1996, no action with respect to such shares has been taken.

                            On August 30, 1994, the Company issued approximately
                        1,800,000 shares of Common Stock as part of the consideration for the acquisition of SofNet, Inc. (see
                        Note 6).

                            On January 5, 1996, the Company issued approximately
                        1,400,000 shares of Common Stock as part of the consideration for the acquisition of KNX Limited (see
                        Note 7).

                        Stock Options. The Company has adopted a stock option plan (the "Plan") under which incentive stock options may be granted to employees and officers, and nonqualified (supplemental) stock options may be granted to employees, officers, directors, and consultants to purchase an aggregate of 4,400,000 shares of Common Stock. Options may be granted at an exercise price of at least 100% of the fair market value of Common Stock at the date of grant, or for supplemental options at an exercise price not less than 85% of the fair market value of such stock at the date of grant. All options expire no later than 10 years after the date of grant and generally vest over 4 or 5 years with 20% to 25% vesting after 1 year and the balance vesting monthly over the remaining 3 to 4 years. As of March 31, 1996, options to purchase 385,598 shares of Common Stock were exercisable under the Plan.

                            In January 1994, the Company adopted the 1994
                        Non-Employee Directors' Stock Option Plan (the "Directors' Plan"). The Directors' Plan provides for automatic grants of options to purchase shares of Common Stock to non-employee directors of the Company at or above the fair market value of the Common Stock on the date of grant. The Company has reserved a total of 100,000 shares of the Company's Common Stock for issuance upon the exercise of options granted pursuant to the Directors' Plan. Options granted under the Directors' Plan expire 10 years following the grant and vest in 5 annual installments commencing on the date of grant and are contingent upon the continuous service of the director. As of March 31, 1996, options representing 12,267 shares were exercisable under the Directors' Plan.

25  Global Village Communication, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

        Below is a table of the combined stock option activity under the Plan and the Directors' Plan:

                                        SHARES AVAILABLE            OPINIONS OUTSTANDING
                                            FOR GRANT
- -----------------------------------------------------------------------------------------------
                                                                 SHARES       PRICE PER SHARE
Balances as of March 31, 1993:          121,488                 2,048,175       $.04 - 0.15
  Additional shares authorized        1,335,576                        --
  Options granted                    (1,150,300)                1,150,300        .30 - 8.00
  Options exercised                          --                  (515,787)       .04 -  .30
  Options canceled                      333,993                  (333,993)       .04 - 1.00
                                      -----------------------------------------------------
Balances as of March 31, 1994:          640,757                 2,348,695        .04 - 8.00
  Options granted                      (832,278)                  832,278        .82 -13.00
  Options exercised                          --                  (638,481)       .04 - 6.00
  Options canceled                      192,048                  (192,048)       .04 - 8.25
                                       ----------------------------------------------------
Balances as of March 31, 1995:              527                 2,350,444        .04 -13.00
  Additional shares authorized          900,000                        --
  Options granted                    (1,011,485)                1,011,485      10.25 -18.38
  Options exercised                          --                  (583,711)       .04 -13.00
  Options canceled                      462,263                  (462,263)       .04 -18.38
                                        ---------------------------------------------------
Balances as of March 31, 1996:          351,305                 2,315,955       $.04 -18.38
===========================================================================================

Employee Stock Purchase Plan. In December 1993, the Company adopted the 1993 Employee Stock Purchase Plan (the "Purchase Plan") reserving 300,000 shares of Common Stock for issuance under the Purchase Plan. The Purchase Plan provides a means by which employees may purchase the Company's Common Stock through payroll deductions, of up to 10% of their compensation, at a price per share equal to the lower of (i) 85% of the fair market value of a share of Common Stock on the date of commencement of participation in the offering or; (ii) 85% of the fair market value of a share of Common Stock on the date of purchase. As of March 31, 1996, 119,077 shares had been purchased under the Purchase Plan.

Common Stock Reserved for Future Issuance. As of March 31, 1996, the Company has reserved the following shares of Common Stock for future issuance:

                                         SHARES
- -------------------------------------------------
Exercise of stock options               2,576,592
Employee stock purchase plan              180,923
Directors' plan                            90,667
                                        ---------
        Total reserved shares           2,848,182
=================================================

26  Global Village Communication, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS




NOTE 6                            On August 30, 1994, the Company purchased all
ACQUISITION OF SOFNET, INC.       of the outstanding stock of SofNet, Inc.
                                  (SofNet), a Georgia corporation. SofNet is a developer and marketer of communication software for Windows, OS/2, and DOS computers for use in stand-alone and networked environments. The purchase price of $13.7 million for the acquisition consisted of approximately $0.7 million in cash and 1.8 million shares of the Company's Common Stock.
                                  Additionally, in connection with the
                                  acquisition, pursuant to a management
                                  incentive agreement, certain members of SofNet management and key employees received $1.2 million in cash, for prior services rendered.
                                  The acquisition of SofNet was accounted for using the purchase method of accounting and, accordingly, the operating results of SofNet have been included in the accompanying consolidated financial statements of the
                                  Company from the date of acquisition. The purchase price of approximately $13.7 million was allocated as follows:

                                  ----------------------------------------------
                                  IN THOUSANDS

                                  Net tangible liabilities assumed      $  (820)
                                  Purchased in-process research and
                                    development                          12,809
                                  Purchased software technology             674
                                  Deferred income taxes                   1,000
                                                                        -------
                                        Total purchase price            $13,663
                                  =============================================


                                  The purchased in-process research and
                                  development was charged to operations in the second quarter of fiscal 1995. The amounts allocated to purchased software technology will be amortized over four years.

                                  The following unaudited pro forma combined results of operations for the years ended March 31, 1995 and 1994, are presented as if the acquisition had occurred at the beginning of each period. The onetime charge for the write-off of in-process research and develop-ment has not been reflected in the following pro forma summary as it is nonrecurring. This pro forma summary does not necessarily reflect the results of operations as they would have been if the Company had constituted a consoli-dated entity during such periods.

                                                             1995          1994
                                  ----------------------------------------------
                                  IN THOUSANDS

                                  Net revenue               $87,978      $53,360
                                  Net income                $ 4,435      $ 1,951
                                  Net income per share      $  0.25      $  0.13
                                  ==============================================


NOTE 7                            In January 1996, the Company acquired KNX
ACQUISITION OF KNX LIMITED        Limited, a UK-based provider of ISDN remote
                                  access products. The transaction was effected through the exchange of shares of Common Stock of the Company for all outstanding shares of KNX Limited. In total, the Company issued, or reserved for issuance on exercise of options, 1,365,951 shares of the Company's Common
                                  Stock. The acquisition of KNX Limited was accounted for using the pooling of interests method of accounting. Accordingly, all periods presented have been restated to include the historical results of KNX Limited.

27 Global Village Communication, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The results of operations for the separate enterprises and the combined amounts presented in the accompanying consolidated financial statements are summarized below.

                        NINE MONTHS ENDED        YEAR ENDED         YEAR ENDED
                        DECEMBER 31, 1995      MARCH 31, 1995     MARCH 31, 1994
- --------------------------------------------------------------------------------
Net revenue:
  Global Village
   Communication, Inc.           $ 97,764             $80,021            $46,637
  KNX Limited                       4,684               5,703              2,676
                        --------------------------------------------------------
  Combined                       $102,448             $85,724            $49,313
                        ========================================================

Net income (loss):
  Global Village
   Communication, Inc.           $  8,749             $(6,206)           $ 4,308
  KNX Limited                      (2,592)             (1,466)              (408)
                        --------------------------------------------------------
  Combined                       $  6,157             $(7,672)           $ 3,900
================================================================================

NOTE 6

INCOME TAXES

The Company's pretax income (loss) from operations consisted of the following components:

YEAR ENDED MARCH 31                     1996            1995            1994
- -----------------------------------------------------------------------------
IN THOUSANDS
Domestic                             $16,753         $(2,396)         $6,877
Foreign                               (2,757)         (1,466)           (377)
                                    ----------------------------------------
  Total pretax income (loss)         $13,996         $(3,862)         $6,500
============================================================================

The components of income tax are as follows:

YEAR ENDED MARCH 31                     1996            1995            1994
- -----------------------------------------------------------------------------
IN THOUSANDS
Current:
  Federal                             $2,749         $ 3,040          $2,340
  State                                  677           1,054             618
                                    ----------------------------------------
  Total current                        3,426           4,094           2,958
                                    ----------------------------------------
Deferred:
  Federal                                 46            (820)           (206)
  State                                   56            (330)           (152)
                                    ----------------------------------------
  Total deferred                         102          (1,150)           (358)
                                    ----------------------------------------
Charge in lieu of income taxes
 associated with exercise of
 stock options                         1,632             866              --
                                    ----------------------------------------
  Total provision for income taxes    $5,160          $3,810          $2,600
============================================================================

28  Global Village Communication, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The tax effects of temporary timing differences that give rise to significant portions of deferred tax assets and deferred tax liabilities are presented below:


YEAR ENDED MARCH 31                                     1996            1995
- -----------------------------------------------------------------------------
IN THOUSANDS


Deferred tax assets:
        Accounts receivable, due to allowance
          for returns and doubtful accounts             $419            $819
        Inventories, due to additional costs
          inventoried for tax purposes and
          valuation allowance                            471             362
        State taxes deducted for financial purposes
          not taken for tax purposes                     (30)             34
        Warranty accrual deducted for financial
          purposes not taken for tax purposes            637              --
        Accruals for financial purposes not taken
          for tax purposes                               936             919
        Net operating loss carryforward, federal,
          state, and foreign                           4,390           3,293
        Other                                             59             184
                                                      ----------------------
        Total gross deferred tax assets                6,882           5,611
Less valuation allowance                               3,648           2,275
                                                      ----------------------
        Net deferred tax benefit                      $3,234          $3,336
============================================================================


The valuation allowance is provided for the uncertainty of fully utilizing SofNet, Inc., net operating loss carryforwards due to annual limitations discussed below. A further valuation allowance is provided for the uncertainty of utilizing the deferred tax assets of Global Village Communications, (U.K.), Ltd. and carryover benefits for its predecessor, KNX Limited.


29  Global Village Communication, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


                        The difference between the effective income tax rate and the U.S. federal statutory income tax rate is as follows:


                        YEAR ENDED MARCH 31                             1996            1995            1994
                        --------------------------------------------------------------------------------------
                        Statutory federal income tax rate               35 %            (34)%           54 %%
                        State tax, net of federal benefit                5 %             16 %           10 %
                        Foreign loss without tax benefit                 7 %             12 %            2 %
                        Foreign sales corporation benefit               (2)%
                        Tax-exempt interest                             (2)%             (7)%            --
                        In-process research and development
                          not deductible for tax purposes                --             113 %            --
                        Acquisition costs                                1 %             --              --
                        Research and experimental tax credit            (4)%             (2)%            (7)%
                        Other                                           (3)%              1 %             1 %
                                                                        --------------------------------------
                            Effective income tax rate                    37 %            99 %            40 %
                        ======================================================================================



                        The federal tax credit for increasing research activities lapsed as of June 30, 1995. As such, the Company is including in the income tax provision the benefit of the credit allowed for the first quarter of the year ended June 30, 1995. It is anticipated that the credit would be extended retroactively; however, due to the federal budget impasse, no legislation has been signed on this issue. If the credit is reinstated retroactively, the benefit in the effective tax rate for the year ended March 31, 1996 is estimated at 2.2%, reducing the total effective rate for the year to approximately 34.7%.

                            The Company acquired KNX Limited in January 1996.
                        As of the acquisition date, KNX Limited had United Kingdom net trading less carryforwards of $1.3 million. The United Kingdom does not impose any limitation on the amount of the loss utilized in any future period up to the amount of taxable trading income earned for the period. Any unused loss can be carried forward indefinitely to subsequent years.

                            The Company acquired SofNet, Inc., in August 1994.
                        As of the acquisition date, SofNet had federal and Georgia net operating loss carryforwards of $9.3 million. The federal net operating loss is subject to an annual limitation approximating $820,000 as a result of an "ownership change" as defined in Section 382 of the Internal Revenue Code. Any unusual annual limitation can be carried forward to subsequent years. In addition, the SofNet operating losses can only be used to offset future earnings of SofNet as a result of separate return limitation rules.

NOTE 9                  The Company sells primarily to distributors, dealers,
CUSTOMERS AND CREDIT    and OEMs in North America, Europe, and the Pacific Rim.
CONCENTRATIONS          The Company performs ongoing credit evaluations of its
                        customers and generally does not require collateral. The
                        Company maintains reserves for potential credit losses, and such actual losses have been within management's expectations.


                            In the United States, the Company markets its
                        products primarily through distributors and resellers. For the fiscal year ended March 31, 1996, sales to one distributor accounted for 31% of net revenues representing accounts receivable of $4,903,000. For the fiscal year ended March 31, 1995, sales to two distributors

30  Global Village Communication, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

accounted for 31% and 12% of net revenues representing accounts receivable of $2,895,000 and $679,000, respectively. For the year ended March 31, 1994, two distributors accounted for approximately 43% and 20% of net revenue representing accounts receivable of $2,237,000 and $343,000, respectively.

     The Company's export sales for the fiscal years ended March 31, 1996, 1995, and 1994, represented approximately 26%, 18%, and 15% of net revenue, respectively.


NOTE 10

FINANCIAL INFORMATION BY QUARTER
(UNAUDITED)

     The following table represents selected quarterly information for fiscal 1996 and 1995:


IN THOUSANDS, EXCEPT PER SHARE DATA            FIRST QUARTER       SECOND QUARTER     THIRD QUARTER      FOURTH QUARTER
- -----------------------------------------------------------------------------------------------------------------------
Fiscal 1996
Net revenue                                       $29,280              $ 32,574           $40,594           $42,031
Gross proft                                       $13,209              $ 14,366           $16,929           $18,068
Net income                                        $ 1,604              $  2,303           $ 2,250           $ 2,679
Net income per share                              $  0.09              $   0.13           $  0.12           $  0.15
Market price of common stock:
  High                                            $ 17.00              $  18.13           $ 24.13           $ 19.25
  Low                                             $ 11.00              $  13.00           $ 10.25           $ 12.12

===================================================================================================================

Fiscal 1995
Net revenue                                       $16,404              $ 18,722           $23,055           $27,543
Gross proft                                       $ 7,541              $  8,355           $11,099           $12,436
Net income (loss)                                 $ 1,658              $(12,176)          $ 1,253           $ 1,593
Net income (loss) per share                       $  0.11              $  (0.84)          $  0.07           $  0.09
Market price of common stock:
  High                                            $ 10.25              $  10.00           $ 11.00           $ 14.25
  Low                                             $  6.25              $   5.75           $  7.13           $  9.00

===================================================================================================================

     The Company's historical results have been restated to include the results of KNX Limited.

     Net loss for second quarter of fiscal 1995 includes a $12.8 million write-off of in-process research and development associated with the acquisition of SoftNet, Inc.

     The Company's Common Stock is traded in the NASDAQ National Market under the symbol GVIL. The Company completed an initial public offering in the fourth quarter of 1994 with an initial offering price of $8.00 per share. Presented above are the highest and lowest "last trade" stock prices for that period.


31      Global Village Communication, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 11

SUBSEQUENT EVENTS

In April 1996, the Company incorporated its GlobalCenter Internet
Services Division as a stand-alone business called GlobalCenter, Inc. At the same time, the Company announced that UUNET Technologies, Inc., has acquired a 19.9% equity interest in GlobalCenter, Inc. Effective April 1996, the Company no longer has the ability to exercise significant influence and control over GlobalCenter, Inc. Accordingly, the Company will no longer consolidate the results of the newly formed GlobalCenter, Inc., with Global Village Communication, Inc.

        In May 1996, the Company signed a letter of intent to invest $4 million to acquire a 19.75% equity interest in Ex Machina, a privately held wireless solutions company that develops and markets products and services that merge computing and wireless communication technologies. The Company anticipates the transaction will close in June 1996 and that it will value the investment under the cost method.


INDEPENDENT AUDITORS' REPORT

The Board of Directors and Stockholders
Global Village Communication, Inc.

We have audited the accompanying consolidated balance sheets of Global Village Communication, Inc., and subsidiaries as of March 31, 1996 and 1995, and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the years in the three-year period ended March 31, 1996. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

        We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Global Village Communication, Inc., and subsidiaries as of March 31, 1996 and 1995, and the results of their operations and their cash flows for each of the years in the three-year period ended March 31, 1996, in conformity with generally accepted accounting principles.

KPMG PEAT MARWICK LLP

Palo Alto, California
April 24, 1996, except
as to Note 11 which is
as of May 31, 1996

32  Global Village Communication, Inc.

CORPORATE DATA

CORPORATE OFFICERS            Michael Moritz                Global Village                    CORPORATE AND INVESTOR INFORMATION
                              General Partner               Communication (U.K.), Ltd.
Leonard A. Lehmann            Sequoia Capital               Tempest Court                     Please direct inquiries to:
Chairman of the Board                                       Broughton Hall
                              David H. Ring                 Skipton, North Yorkshire          James M. Walker
Neil Selvin                   Private Investor              England BD23-3AE                  Chief Financial Officer
President and Chief           and Consultant                                                  Global Village Communication, Inc.
Executive Officer                                           BV World Trade Center             1144 East Arques Avenue
                              CORPORATE HEADQUARTERS        Straiwnskylaan 305                Sunnyvale, California 94086
James M. Walker                                             1077 XX Amsterdam, Netherlands    Tel: (800) 9GVIL-IR (948-4547)
Vice President, Finance,      Global Village                                                  Fax: (408) 523-2287
Chief Financial Officer       Communication, Inc.           GENERAL COUNSEL
and Secretary                 1144 East Arques Avenue                                         Internet e-mail:
                              Sunnyvale, California 94086   Wilson Sonsini Goodrich &         investor_relations@globalvillage.com
James Brown                                                 Rosati P.C.
Vice President, Operations    OFFICES                       Palo Alto, California             World Wide Web site:
                                                                                              http://www.globalvillage.com
Douglas Dennerline            1090 Northchase Parkway       INDEPENDENT AUDITORS
Vice President, Sales         Suite 350                                                       ANNUAL MEETING:
                              Marietta, Georgia 30067       KPM Peat Marwick LLP
Charles Oppenheimer                                         Palo Alto, California             The annual meeting of stockholders
Vice President and            575 Anton Boulevard                                             of Global Village Communication,
General Manager,              Suite 300                     STOCK TRADING                     Inc. will be held at 9 a.m. on July
Communications                Costa Mesa, California 92626                                    31, 1996, at Company headquarters,
Systems Division                                            Global Village's common stock     1144 East Arques Avenue,
                              1415 West 22nd Street         is traded on the over-the-        Sunnyvale, California. All stock-
Marsha Raulston               Tower Floor                   counter market and is quoted      holders are encouraged to attend.
Vice President,               Oakbrook, Illinois 60521      on the NASDAQ National Market
Customer Information                                        under the symbol GVIL.            (C)1996 Global Village
                              60 State Street,                                                Communication, Inc.
Andrew Watson                 Suite 700                     TRANSFER AFENT AND REGISTRAR      All rights reserved.
Vice President and            Boston, Massachusetts 02109
General Manager,                                            The First National Bank           Global Village Communication,
                                                                                              FaxWorks, FocalPoint, GlobalCenter,
Communications                5001 LBJ Freeway              of Boston c/o Boston EquiServe    GlobalFax, OneWorld, PowerPort,
Software Division             Suite 700                     P.O. Box 644                      PowerPort Platinum, PowerPort Gold,
                              Dallas, Texas 75244           Boston, Massachusetts 02102-0644  TelePort, TelePort Gold, and TelePort
                                                                                              Platinum are trademarks and the
BOARD OF DIRECTORS                                          Telephone: (617) 575-3120         Global Village logo is a registered
                              1299 Commerce Drive                                             trademark of Global Village
Leonard A. Lehmann            Richardson, Texas 75081       SEC FORM 10-K                     Communication, Inc. All other brand or
Chairman of the board                                                                         product names and logos are
Global Villae                 90 Park Avenue                A copy of the Company's SEC       trademarks or registered trademarks of
Communication, Inc.           16th Floor                    Form 10-K, as filed with the      their respective holders. Global
                              New York, New York 10016      Securities and Exchange           Village's GlobalCenter Internet
Neil Selvin                                                 Commission, is available upon     service, PowerPort Platinum and
President and Chief           3701 North High Street        request, at no charge.            TelePort Platinum fax/modems, and
Executive Officer             Suite D, 2nd Floor                                              GlobalTransfer software were used
Global Village                Columbus, Ohio 43214                                            extensively in the creation of
Communication, Inc.                                                                           this annual report.

Robert S. Cohn                                                                                Design: Kimberly Baer Design
President, Chief                                                                              Associates, Los Angeles
Executive Officer,                                                                            Illustration: Marc Rosenthal,
and Chairman                                                                                  New York
Ocal Communications Corp.                                                                     Copywriting: Lindsay Beaman,
                                                                                              San Francisco
Kevin R. Compton
Partner
Kleiner Perkins
Caufield & Byers